Mail Stop 4561

March 31, 2008

Mr. Timothy S. Shaughnessy
Vice President and Controller
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

> **Re: International Business Machines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-02360**

Dear Mr. Shaughnessy:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

1. Please tell us why you have not included a substantive discussion of competitive conditions in your business, including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors, and your competitive position. You should give separate consideration to the principal products or services or classes of products or services of your segments. Where you know or have reason to know that one or a small number of competitors is dominant in the industry, you should identify

these competitors. You should identify the principal methods of competition (e.g., price, service, warranty or product performance), as well as the positive and negative factors pertaining to your competitive position. Risk factor-type disclosure does not satisfy this standard. What is called for is a balanced and substantive discussion of competitive conditions in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Item 1A. Risk Factors, page 10

2.   Your risk factors in many cases do not appear to present actual risks, but instead largely or exclusively describe marketing or product development initiatives. In other cases, you present a risk in one brief sentence, and in the following sentences describe how the risk is in fact not material. This section should contain a discussion of the most significant factors that make an investment in your securities speculative or risky. You should not present risks that could apply to any issuer or any offering. Finally, you should explain how the risk affects you or your securities, and set forth each risk factor under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note A. Significant Accounting Policies

Defined Benefit Pension and Nonpension Postretirement Benefit Plans, page 69

3.   Your disclosures indicate that the measurement of benefit obligations and net period pension cost/(income) is provided by third-party actuaries. We also note your disclosure on page 111 which indicates that external advisors assist in determining the expected rate of return on pension plan assets. Please explain to us why you have not provided consents from these parties pursuant to Rule 436(b) of Regulation C.

Exhibits

4.   Please tell us your analysis as to why it is not necessary to file your agreements with Ricoh regarding the printing business as exhibits to your annual report on Form 10-K. See Item 601(b)(10) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief